Exhibit (a)(5)(x)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

ANTHONY FRANCHI,	)
)
Plaintiff,	)
)
v.	) Case No.
)
GENMARK DIAGNOSTICS,	)
INC., KEVIN C. O’BOYLE,	) COMPLAINT FOR VIOLATIONS OF
DARYL J. FAULKNER, JAMES	) THE FEDERAL SECURITIES LAWS
FOX, LISA M. GILES, and	)
MICHAEL S. KAGNOFF,	)
)
Defendants.	) JURY TRIAL DEMANDED

Plaintiff Anthony Franchi (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this action against GenMark Diagnostics, Inc. (“GenMark” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”). By the Action, Plaintiff seeks to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which GenMark will be acquired by Roche Holdings, Inc. (“Roche”), through Roche’s wholly-owned subsidiary Geronimo Acquisition Corp. (“Merger Sub”) (the “Proposed Transaction”).1

[1]

Non-party Roche is a Delaware corporation affiliated with The Roche Group, which is headquartered in Basel, Switzerland. Non-party Merger Sub is a Delaware corporation and wholly owned subsidiary of Roche.

2. On March 15, 2021, GenMark and Roche jointly announced their entry into an Agreement and Plan of Merger (the “Merger Agreement”) dated March 12, 2021, to sell GenMark to Roche. Under the terms of the Merger Agreement, Roche will acquire all of the outstanding shares of GenMark common stock for $24.05 in cash per share of GenMark common stock (the “Offer Price”). Pursuant to the Merger Agreement, Purchaser commenced the Tender Offer on March 25, 2021. The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of April 21, 2021. The Proposed Transaction is valued at approximately $1.8 billion.

3. On March 25, 2021, GenMark filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) that recommends GenMark stockholders tender their shares in favor of the Proposed Transaction. The Recommendation Statement, however, omits or misrepresents material information concerning, among other things: (a) GenMark’s financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”); (b) the background leading to the Proposed Transaction; and (c) Company insiders’ potential conflicts of interest. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(e) and 20(a) of the Exchange Act.

4. It is imperative that the material information omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the close of the Tender Offer, so they can make a fair and fully informed decision as to whether they should tender their shares or potentially seek appraisal.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to the Company’s stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(e) and 20(a) of the Exchange Act pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

7. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because defendants are found or are inhabitants or transact business in this District.

PARTIES

9. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of GenMark.

10. Defendant GenMark is a Delaware corporation with its principal executive offices located at 5964 La Place Court, Carlsbad, California 92008. GenMark provides multiplex molecular diagnostic solutions designed to enhance patient care, improve key quality metrics and reduce the total cost-of-care. GenMark’s common stock is traded on the NASDAQ Global Market under the ticker symbol “GNMK.”

11. Defendant Kevin C. O’Boyle (“O’Boyle”) has been Chairman of the Board since February 2020 and a director of the Company since March 2010.

12. Defendant Daryl J. Faulkner (“Faulkner”) has been a director of the Company since March 2010.

13. Defendant James Fox (“Fox”) has been a director of the Company since September 2010. Defendant Fox previously served as Chairman of the Board from August 2014 to February 2020.

14. Defendant Lisa M. Giles (“Giles”) has been a director of the Company since March 2015.

15. Defendant Michael S. Kagnoff (“Kagnoff’) has been a director of the Company since March 2015.

16. Defendants identified in paragraphs 11 to 15 are collectively referred to herein as the “Board” or the “Individual Defendants.”

The Proposed Transaction

17. On March 15, 2021, GenMark and Roche jointly announced, in relevant part:

Basel, 15 March 2021—Roche (SIX: RO, ROG; OTCQX: RHHBY) and GenMark Diagnostics (NASDAQ: GNMK) today announced that they have entered into a definitive merger agreement for Roche to fully acquire GenMark at a price of US$ 24.05 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 1.8 billion on a fully diluted basis. This price represents a premium of approximately 43% to GenMark’s unaffected closing share price on February 10, 2021, the last trading day before a media report was published speculating about a potential sale process. The merger agreement has been unanimously approved by the boards of directors of GenMark and Roche. Once the acquisition is completed, GenMark’s principal operations will continue at its current location in Carlsbad, California, USA.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of GenMark’s common stock, and GenMark will file a recommendation statement containing the unanimous recommendation of the GenMark board that GenMark stockholders tender their shares to Roche.

GenMark’s syndromic panel testing portfolio will complement Roche’s current molecular diagnostics portfolio and the Roche global network will enable expanded reach for GenMark’s products. GenMark’s ePlex system drives lab efficiency through streamlined order-to-reporting workflow and enables better patient outcomes by rapidly diagnosing a patient’s symptoms. Infectious diseases are a leading cause of death globally, and earlier detection of the cause of an infection has been shown to improve patient outcomes and improve key hospital initiatives such as antibiotic stewardship and length of stay.

“Acquiring GenMark Diagnostics will broaden our molecular diagnostics portfolio to include solutions that can provide lifesaving information quickly to patients and their healthcare providers in the fight against infectious diseases,” said Thomas Schinecker, CEO Roche Diagnostics. “Their proven expertise in syndromic panel testing provides faster targeted therapeutic intervention, resulting in improved patient outcomes and reduced hospital stays, and will contribute to Roche’s commitment to helping control infectious diseases and antibiotic resistance. The rapid identification of bloodstream infections and the detection of antimicrobial resistance genes are more essential than ever for hospitals and their patients.”

“As a part of Roche, we can accelerate our mission to enable rapid diagnosis of infectious disease to improve patient outcomes. Together with Roche’s diagnostics healthcare solutions, we will be able to provide a full suite of molecular diagnostic solutions to customers around the world,” said Scott Mendel, CEO of GenMark Diagnostics. “We are thrilled to become a part of Roche and are confident that this is the right path forward for GenMark and our customers.”

GenMark’s Respiratory Pathogen Panels identify the most common viral and bacterial organisms associated with upper respiratory infection, including SARS-CoV-2, complementing Roche’s extensive portfolio of COVID-19 diagnostics solutions.

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of GenMark’s common stock for US$ 24.05 per share in cash. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 24.05 per share in cash through a second step merger.

The transaction is expected to close in the 2nd quarter of 2021 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of GenMark’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The Recommendation Statement Contains Material Misstatements or Omissions

28. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to GenMark’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal.

29. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (a) GenMark’s financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by J.P. Morgan; (b) the background leading to the Proposed Transaction and (c) Company insiders’ potential conflicts of interest.

Material Omissions Concerning GenMark’s Financial Projections and J.P. Morgan’s Financial Analyses

30. The Recommendation Statement omits material information regarding the Company’s financial projections.

31. For example, the Recommendation Statement discloses “risk-adjusted summary selected unaudited projected financial information for the Company on a standalone basis for calendar years 2021 through 2030 prepared by management….” Recommendation Statement at 26. The Recommendation Statement, however, fails to disclose: (a) the specific risk adjustments Company management made to derive the risk-adjusted projections; (b) Company management’s basis and assumptions underlying the risk adjustments; and (c) the non-risk-adjusted projections so GenMark stockholders can evaluate the financial impact the Company’s risk-adjustments had on the projections.

32. The Recommendation Statement also describes J.P. Morgan’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of J.P. Morgan’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, GenMark’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on J.P. Morgan’s fairness opinion in determining whether to tender their shares in the Proposed Transaction or seek appraisal.

33. With respect to J.P. Morgan’s Public Trading Multiples analysis and Selected Transaction Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for each of the companies and transactions analyzed, respectively, or, at a minimum, the mean, median, high and low multiples observed.

34. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (a) the unlevered free cash flow (“UFCF”) the Company is expected to generate during calendar years 2021 through 2030, as well as the definition of UFCF and all underlying line items; (b) the terminal value of the Company; (c) quantification of the inputs and assumptions underlying the discount rate range of 10.0% to 12.0%; (d) the Company’s net cash as of December 31, 2020; and (e) the number of GenMark’s outstanding shares.

35. The omission of this information renders the statements in the “Company Management’s Unaudited Prospective Financial Information” and “Opinion of the Company’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background of the Proposed Transaction

36. The Recommendation Statement fails to disclose material information concerning the background of the Proposed Transaction.

37. For example, the Recommendation Statement sets forth that the Company entered into confidentiality agreements with potential bidders referred to in the Recommendation Statement as “Party A,” “Party B,” “Party C,” “Party D,” “Party F,” and “Party H.” The Recommendation Statement, however, fails to disclose whether the confidentiality agreements include “don’t-ask, don’t-waive” (“DADW”) standstill provisions that are still in effect and presently precluding any potential counterparty from submitting a topping bid for GenMark.

38. The failure to disclose the existence of DADW provisions creates the false impression that a potential bidder who entered into a confidentiality agreement could make a superior proposal for GenMark. If the potential acquirer’s confidentiality agreement contains a DADW provision, then that potential bidder can only make a superior proposal by (a) breaching the confidentiality agreement—since in order to make the superior proposal, it would have to ask for a waiver, either directly or indirectly; or by (b) being released from the agreement, which if action has been done, is omitted from the Recommendation Statement.

39. Any reasonable GenMark stockholder would deem the fact that a likely topping bidder may be precluded from making a topping bid for the Company to significantly alter the total mix of information.

40. The omission of this information renders the statements in the “Background of the Transactions” section of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

41. The Registration Statement fails to disclose material information concerning the potential conflicts of interest faced by Company insiders.

42. The Registration Statement fails to disclose whether any of GenMark’ s executive officers or directors are continuing their employment following consummation of the Proposed Transaction, as well as the details of all employment and retention-related discussions and negotiations that occurred between Roche and GenMark’s executive officers, including who participated in all such communications, when they occurred and their content. The Registration Statement further fails to disclose whether any of Roche’s proposals or indications of interest mentioned management retention in the combined company following the Proposed Transaction or the purchase of or participation in the equity of the surviving corporation.

43. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for GenMark’s stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

44. The omission of this material information renders the statements in the “Background of the Transactions” and “Arrangements with the Company’s Executive Officers and Directors” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

45. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other GenMark stockholders will be unable to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

46. Plaintiff repeats all previous allegations as if set forth in full.

47. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

48. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

49. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

50. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other stockholders of the Company, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Claims Against All Defendants

for Violations of Section 14(e) of the Exchange Act

51. Plaintiff repeats all previous allegations as if set forth in full.

52. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

53. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender her shares pursuant to the Tender Offer or seek appraisal.

54. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender her shares or seek appraisal.

COUNT III

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

55. Plaintiff repeats all previous allegations as if set forth in full.

56. The Individual Defendants acted as controlling persons of GenMark within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of GenMark and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

57. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

58. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

59. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

60. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of GenMark, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: April 5, 2021		LONG LAW, LLC

	By:	/s/ Brian D. Long
Brian D. Long (#4347)
3828 Kennett Pike, Suite 208
Wilmington, DE 19807
Telephone: (302) 729-9100
Email: BDLong@longlawde.com

Attorneys for Plaintiff